PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES RENEWS NORMAL COURSE ISSUER BID

TORONTO, November 10, 2014 — Brookfield Canada Office Properties (“BOX”) (TSX: BOX.UN; NYSE: BOXC) announced today that the Toronto Stock Exchange accepted a notice filed by BOX of its intention to renew its prior normal course issuer bid for a further one-year period. BOX stated that at times its trust units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring trust units represents an attractive and a desirable use of available funds.

The notice provides that BOX may, during the twelve month period commencing November 12, 2014 and ending November 11, 2015, purchase on the Toronto Stock Exchange and the New York Stock Exchange, up to 1,310,463 trust units, representing approximately 5% of its issued and outstanding trust units. At October 31, 2014 there were 26,209,272 trust units and 67,088,022 Class B LP units (exchangeable on a one-for-one basis for trust units) issued and outstanding. Under the normal course issuer bid, BOX may purchase up to 3,069 trust units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume of 12,277 on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the trust units under the normal course issuer bid will be the market price at the time of purchase. The actual number of trust units to be purchased and the timing of such purchases will be determined by BOX, and all purchases of trust units will be effected through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. All trust units purchased by BOX under this bid will be promptly cancelled.

BOX did not acquire any trust units under its prior normal course issuer bid which commenced on November 7, 2013 and ended on November 6, 2014.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.8 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

416.359.8593; matthew.cherry@brookfield.com